EXHIBIT 11.1 - Statement Regarding Computation of Per Share Earnings Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three months ended March 31, 2012 and 2011, included in this report as Exhibit 13.3.

Earnings Per Share

Net Income / Weighted average shares of common stock outstanding for the period

	Three months ended March 31,
	2012	2011
Weighted Average Shares Outstanding	1,652,814	1,652,814
Net Income	$470,000	$549,907
Per Share Amount	$0.28	$0.33

No common stock equivalents exist.